Filed Pursuant to Rule 424(b)(7)
No: 333-224288

PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 8, 2018)

1,986,449 Series D Preferred Shares

Seaspan Corporation

This prospectus supplement relates solely to the offer or resale of up to 1,986,449 of our Series D 7.95% Cumulative Redeemable Perpetual Preferred Shares, or the series D preferred shares, by the selling security-holders identified in this prospectus. These series D preferred shares were issued pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

We will not receive any of the proceeds from the sale of these series D preferred shares by the selling security-holders.

The selling security-holders identified in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may sell the series D preferred shares at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The selling security-holders may sell the series D preferred shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. For additional information on the methods of sale that may be used by the selling security-holders, please see “Plan of Distribution” in the prospectus dated May 8, 2018.

Each time a selling security-holder sells securities pursuant to the prospectus dated May 8, 2018, as supplemented by this prospectus supplement, we will provide an additional prospectus supplement that contains specific information about the offering and the specific terms of the securities offered. You should read the prospectus dated May 8, 2018, this prospectus supplement and the applicable prospectus supplement carefully before you invest in our securities.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the related prospectus dated May 8, 2018.

Our series D preferred shares trade on The New York Stock Exchange under the symbol “SSW PR D”. The last reported sale prices of our series D preferred shares on the NYSE on June 12, 2018 was $25.20 per series D preferred share.

You should carefully consider each of the factors described under “Risk Factors” beginning on page 5 of the prospectus dated May 8, 2018 before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus dated May 8, 2018 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2018.

SELLING SECURITY-HOLDERS

The prospectus dated May 8, 2018, as supplemented by this prospectus supplement, covers the offering for resale of 1,986,449 series D preferred shares by the selling security-holders identified below. The series D preferred shares were issued and outstanding prior to the original filing date of the registration statement of which the prospectus dated May 8, 2018, as supplemented by this prospectus, forms a part.

The table below provides information about the ownership of the selling security-holders of our series D preferred shares that may be offered from time to time by each selling security-holder under the prospectus dated May 8, 2018, as supplemented by this prospectus supplement. The selling security-holders identified below may currently hold or acquire at any time common shares in addition to those registered hereby. In addition, the selling security-holders identified below may sell, transfer or otherwise dispose of some or all of their common shares in private placement transactions exempt from, or not subject to, the registration requirements of the Securities Act or their common shares that have been registered pursuant to other registration statements. Accordingly, we cannot estimate the number or percentage of common shares that will be held by the selling security-holders upon termination of this offering. Information concerning the selling security-holders may change from time to time and, to the extent required, we will supplement accordingly. Except as set forth below, none of the selling security-holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. For information on the methods of sale that may be used by the selling security-holders, please see “Plan of Distribution” in the prospectus dated May 8, 2018.

The information in the following table and the related notes is based on information filed with the SEC or supplied to us by the selling security-holders. We have not sought to verify such information. For additional information about certain relationships and transactions between us and certain selling security-holders, please see “Item 7. Major Shareholders and Related Party Transactions” and “Item 6. Directors, Senior Management and Employees” in our Annual Report on Form 20-F, incorporated by reference into this prospectus supplement.

Selling Security-holders	Series D Preferred Shares Beneficially Owned Prior to Offering		Number of Series D Preferred Shares to be Offered		Series D Preferred Shares Beneficially Owned After Offering
	Number	Percent*	Number	Percent*	Number	Percent*
Tiger Management Limited(1)	87,181	1.2%	87,181	1.2%	—	—
Tiger Management Holdings Ltd.(1)	27,204	0.4%	27,204	0.4%	—	—
North West Special Situations Limited(2)	2,864	0.0%	2,864	0.0%	—	—
Investment funds affiliated with The Carlyle Group(3)	1,869,200	26.6%	1,869,200	26.6%	—	—

*	Based on a total of 7,017,313 series D preferred shares issued and outstanding on March 31, 2018.
(1)	Tiger Management Limited is a company owned and controlled by Graham Porter, our former director. Tiger Management Limited is a wholly-owned subsidiary of Tiger Management Holdings Ltd. Mr. Porter has voting and investment power with respect to the series D preferred shares held by both entities. Gerry Wang, our chief executive officer until November 2017 and our former director, has an indirect ownership interest in Tiger Management Limited and in Tiger Management Holdings Ltd., provides services to Tiger Management Limited and previously provided services to Greater China Industrial Investments LLC, GC Industrial Investments LLC, and previously sat on the boards of managers of Greater China Industrial Investments LLC and GC Industrial Investments LLC, which is owned by affiliates of The Carlyle Group and by Tiger Management Limited.
(2)	North West Special Situations Limited is a company controlled by Ms. Monica Aswani Nari. Ms. Monica Aswani Nari has voting and investment power with respect to the series D preferred shares held by this entity.
(3)

The series D preferred shares are held of record by Carlyle Sea Holdings Limited. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings III GP Management L.L.C., which is the general partner of Carlyle Holdings III GP L.P., which is the sole member of Carlyle Holdings III GP Sub L.L.C., which is the general partner of Carlyle Holdings III L.P., which is the general partner of TC Group Cayman L.P., which is the general partner of TC Group Cayman Sub, L.P., which is the sole shareholder of CP V S3 GP, Ltd., which is the general partner of TC Group V Cayman S3, L.P., which is the general partner of Carlyle Partners V Cayman TE, L.P., which is the majority stockholder of Carlyle Sea Holdings Limited.

1